HOLDING

RECEIVED

2007 JAN -4 A 11:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020088

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 02 January 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Kerstin Pogorelz

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

Enclosures

(1) 11 December 2006 Press release: Hypo Real Estate Bank International AG: Successful completion of €28 million financing for Redgroup, Czech Republic

(2) 14 December 2006 Press release: Hypo Real Estate Bank International AG successfully signed C$ 2 bn Canadian Commercial Paper Program

dw 1/4

(3) 15 December 2006	Press release: Hypo Real Estate Group has reported exceptional income as a result of capitalised corporate income tax claims due to the revised section 37 (5) of the German Corporate Income Tax Act
(4) 18 December 2006	Press release: Hypo Real Estate Bank International AG: Successful completion of circa €143 million financing for Akron's purchase of the "Warsaw Trade Tower" office building in Warsaw, Poland
(5) 18 December 2006	Press release: Hypo Real Estate Bank AG is financing a project of Deutsche Immobilien AG and Hamburg Team Gesellschaft für Projektentwicklung mbH – Financing volume approx. €100 million
(6) 29 December 2006	Press release: Hypo Real Estate Capital Corporation syndicates $220 million for Gateway Center at Bronx Terminal Market

RECEIVED

2007 JAN -4 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Hypo Real Estate Bank International AG: Successful completion of €28 million financing for Redgroup, Czech Republic

Munich/London, 11 December 2006: Hypo Real Estate Bank International AG announces that it has provided €28 million of senior debt to Redgroup, Czech Republic, for the refinancing of the Nagano Office and Technology Park, Prague. The transaction completed on 30th November 2006.

Named to commemorate the Czech ice hockey team's success in the Nagano Olympics, Nagano comprises four office buildings and a data centre. The buildings are all fully let to Czech and international companies, predominantly in the telecommunication sector, including Cesky Telecom, GTS Novera and Eurotel. Set within a secure park environment, the buildings benefit from good telecommunications links in the Prague 3 area, which is also home to Cesky Telecom's headquarters.

Established in 1992 by an Irish developer, Red Group is a diversified real estate company with an in-depth knowledge of the Czech real estate market.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International AG, said: "We are pleased to complete our first transaction with Redgroup. We hope we will be able to assist them in their future business activities, both in The Czech Republic and the CEE region - key areas of business within our European platform."

Commenting, Frank Nourse, Finance Director – Redgroup, added: "We are very pleased with the approach and strong lending abilities of Hypo Real Estate Bank International, who concluded a fast and efficient transaction with us. We look forward to working with them on other deals as our company expands".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Redgroup

Redgroup which is a private company has been developing commercial property in the Czech Republic since 1992 and is well established as a serious developer in the market. With a portfolio value of approximately € 150 million Redgroup is also moving into regional development with exciting office and hotel projects.

Press release

Hypo Real Estate Bank International AG successfully signed C$ 2 bn Canadian Commercial Paper Program

Munich/Stuttgart/New York, 14 December 2006: Hypo Real Estate Bank International AG successfully signed a C$ 2 bn Canadian Commercial Paper Program to address Canadian investors. Arranger of the program is Scotia Capital. Dealers on the program are Scotia Capital, TD Securities, RBC and CIBC.

Commercial Papers are short dated unsecured bearer notes with maturities below one year. The notes are issued under the laws of the Province of Ontario and the federal laws of Canada. The programs and the notes hereunder are rated and R-1(low) by DBRS (Dominion Bond Rating Services).

The issuance of Canadian Commercial Paper gives Hypo Real Estate Bank International AG access to a deeper, more diverse investor base. Furthermore it is an important element of its funding base and forms an integral part Hypo Real Estate Bank International's global funding strategy. Hypo Real Estate Bank International underlines its commitment to North American Markets by the presence of two Senior Funding Mangers, based in New York.

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-mail:doris.linder@hyporealestate.com

Press release

Hypo Real Estate Group has reported exceptional income as a result of capitalised corporate income tax claims due to the revised section 37 (5) of the German Corporate Income Tax Act

Munich, 15 December 2006 The new version of the German Corporate Income Tax Act will result in exceptional income of approx. EUR 60 million this year at the Hypo Real Estate Group. This figure will be capitalised as a one-off income item in the balance sheet of financial 2006, and will result in correspondingly higher net income.

This is due to a change in the German Corporate Income Tax Act which was published in the Federal Law Gazette on 12 December 2006. Under the old version of the German Corporate Income Tax Act, the annual realisation of existing tax claims was linked to dividend payments, and thus to future events. Therefore, the claims could only be recognised as annual pro-rated amounts in the consolidated financial statements of the Hypo Real Estate Group. Under the new version, payments of corporate income tax claims are no longer linked to dividend payments, and are paid out in annual instalments over ten years. The future refund claims therefore have to be shown as an account receivable in the consolidated financial statements for 2006.

Since the new version of the act will merely result in the change in the statement of existing tax claims, it will not have an impact on the calculation of the dividend to be proposed for financial 2006.

Accordingly, the forecast for net income before taxes (excluding the above exceptional effects) of the Hypo Real Estate Group for 2006 - given a

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

pleasantly positive development in new business volume in Q4 – remains unchanged, i.e., within the range of EUR 550 – 560 million.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International AG: Successful completion of circa €143 million financing for Akron's purchase of the "Warsaw Trade Tower" office building in Warsaw, Poland

Munich/Stuttgart/Warsaw, 18 December 2006: Hypo Real Estate Bank International AG announces today that it has provided Akron with circa €143 million of senior investment senior and VAT financing for the acquisition of the Warsaw Trade Tower office building in Warsaw, Poland. The transaction completed on 4 December 2006.

The Warsaw Trade Tower is one of Poland's most prestigious buildings, combining contemporary architecture with top-level functionality (safety, technical equipment, etc.). Comprising 42 floors, the tower is 208 metres high and, thus, one of the highest European office buildings. It has a rentable space of some 45,000 sqm let, on a long-term basis, to occupiers such as KPMG, MSD, AXA, American Express, Winterthur and PKN Orlen.
The Tower offers two retail levels with approximately 2,100 sqm, 39 office levels with more than 42,300 sqm and more than 450 parking spaces.

The Warsaw Trade Tower will become the core of the Akron's new € 500 million Akron CEE II (AICEE II) fund that invests in office, logistics and retail properties in Poland, Hungary, Ukraine and Russia.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International AG, said: "Akron is a key client for us in the Central Eastern European market place and we are pleased to be able to deliver efficiently and successfully a structured finance solution for the purchase of such a key building for their portfolio."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Commenting, Roman Schmidt, CFO of Akron Group, said: "Hypo Real Estate Bank International was fast in their decision making and realistic in their risk assessment. For us they are the ideal partner for financing in Central Eastern Europe."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

The AKRON Group
The AKRON Group, an Austrian real estate investment company that is owned by five partners led by Christian Thalhammer and Stefan Ausch, invests together with institutional investors and high net worth individuals in commercial real estate in Eastern and Western Europe. In the last three years, a volume of €800 million has been realised.

Press release

Hypo Real Estate Bank AG is financing a project of Deutsche Immobilien AG and Hamburg Team Gesellschaft für Projektentwicklung mbH – Financing volume approx. €100 million

Munich, 18 December 2006: Hypo Real Estate Bank AG – the centre of competence of the Hypo Real Estate Group for the German real estate market – is financing the "Wallhöfe" project of Deutsche Immobilien AG and HAMBURG TEAM Gesellschaft für Projektentwicklung in the Neustadt quarter of Hamburg. The financing volume totals approx. €100 million, and the credit agreements were signed in November 2006.

By the year 2009, a new quarter with a total floor area of approx. 45,000 m² will be built on the former Haspa site in the Neustadt quarter of Hamburg. The following will be built on the site of approx. 11,700 m² after the existing buildings have been demolished: Approx. 20,700 m² gross floor area for rental and owner-occupied apartments, approx. 11,000 m² for a hotel and approx. 9,000 m² for a boarding house as well as approx, 3,500 m² for office and approx. 800 m² for retail premises. The quarter is located in Hamburg's Neustadt-Nord between the Old Town and the park "Planten un Blomen" in a popular residential area of Hamburg with a wide range of cultural and gastronomic services.

"This project development in a popular quarter of Hamburg is a classic example of the trend towards revitalising inner cities. An attractive location for living and working is being created on a site which used to be used mainly for industrial purposes", says **Frank Lamby, Spokesman of the Management Board of Hypo Real Estate Bank AG and Gerhard Meitinger, head of Structured Finance/ Portfolio Transactions.** "With this transaction, we have again demonstrated that the bank is a competent partner for complex project development measures."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG is a member of the Hypo Real Estate Group, one of the largest European providers of commercial real estate financing. The Group consists of the listed holding company without operations, Hypo Real Estate Holding AG which is based in Munich, as well as operating entities. Hypo Real Estate Bank AG, Munich, is the centre of competence of the group for the German market. Hypo Real Estate Bank International AG (Stuttgart) is responsible for international real estate financing activities. Public Finance as well as Capital Markets business is handled at Hypo Public Finance Bank (Dublin).

Deutsche Immobilien AG

Deutsche Immobilien AG (DIAG), a company in the Deutsche Seereederei Group (DSR), was originally established in 1992. The core competence of Deutsche Immobilien AG is the development and construction of high-quality office, hotel and residential premises. DIAG is represented in Rostock, Hamburg, Berlin and Cologne. Its areas of activity comprise project development and construction support, negotiation and consultancy as well as management and administration. The core capital of DIAG is €30 million, and the total project volume at DIAG is currently approx. €500 million.

Hamburg Team Gesellschaft für Projektentwicklung mbH

Hamburg Team is a project development company based in Hamburg; it carries out high-quality construction projects – from establishing the floor space requirements right through to the point at which keys are handed over. The tasks of Hamburg Team comprise the design of high-quality owner-occupied apartments, large residential properties and office premises as well as technical support and management of construction projects as well as administration and development of existing stock.

Press contact

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Capital Corporation syndicates $220 million for Gateway Center at Bronx Terminal Market

New York, Munich, 29 December, 2006 – Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – announced that on 1 December, 2006 it successfully closed on the $220 million syndication for Gateway Center at New York City's Bronx Terminal Market.

Not yet constructed, Gateway Center, developed by BTM Development Partners, a subsidiary of leading private real estate development company Related, is the signature urban revitalization project encouraged under an economic development program devised by the City of New York. With its anchoring political support, excellent pre-leasing activity, impressive sponsors and development team, demand was strong for the loan syndicate, which was closed with eight financial institutions, four of which are new clients to Hypo Real Estate Capital Corporation.

Located at River Avenue and the Major Deegan Expressway in the Bronx, just blocks from the newly planned, state of the art Yankee Stadium, Gateway Center will contain 926,180 square feet of gross leasable area and a 2,610 space parking garage on an 18-acre site. The project, much anticipated by the local community, has already pre-leased important portions of the almost one million square feet of planned space to major big box retailers including Target, Home Depot, Best Buy and Bed Bath & Beyond.

Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation commented, "Gateway Center will be a Bronx community hub for generations to

come and we are very proud to be involved in this pinnacle project and to contribute to the much anticipated urban renewal of the Bronx. Along with the intrinsic appeal of the project itself, its impressive sponsors and supporters made this an exciting deal to be a part of and we were pleased to be able to share this opportunity with our syndicate of eight financial institutions."

Notes to editors:

About Related
Founded in 1972 and headquartered in New York City, Related is the most prominent privately owned real estate development firm in the United States with developments, partners and offices in Chicago, Los Angeles and Miami as well as a team of more than 1,500 professionals. To date, the company has developed or acquired real estate assets worth over $10 billion with another $7 billion currently in development. The company is also the largest shareholder in CharterMac, the largest financier of affordable housing in the United States.

The New York Development Division of Related boasts one of the longest and most impressive track records in the New York real estate industry, having completed 28 Manhattan development properties representing over 6,700 apartment homes, 3.0 million square feet of commercial space and over $3.5 billion in development costs since 1986. The firm is dedicated to architectural excellence and has distinguished itself as New York City's finest developer of luxury condominium properties such as The Chatham at 181 East 65th Street, The Park Imperial at 230 West 56th Street, and One Central Park Condominiums and The Residences at Mandarin Oriental at Time Warner Center. The Related luxury rental portfolio of 17 properties in Manhattan includes such outstanding downtown properties as The Tate at 535 West 23rd Street, The Westminster at 180 West 20th Street, The Sierra at 130 West 15th Street and One Union Square South at 1 Union Square South. For more about Related please visit: www.related.com.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and three operational entities. The Hypo

Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is Hypo Real Estate Bank AG based in Munich. Hypo Public Finance Bank (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com